China Tianfeihong Wine, Inc.
1849 Licheng Middle Avenue, Longqiao Street
Chengxiang District, Putian City
Fujian Province
People’s Republic of China

April 17, 2014

Via EDGAR
Craig Slivka, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Tianfeihong Wine, Inc.
Amendment No. 1 to Form 8-K
Filed March 26, 2014
File No. 000-54843

Dear Mr. Slivka:

I am writing in response to the Staff’s letter to the undersigned dated April 3, 2014.  The Staff’s comments have been copied below and indented.  Each comment is followed by our response.

Item 5.01 Changes in Control of Registrant, page 5

1.    We note your disclosure on page 6 that “[a]fter the reverse split [in August 2013], Mr. Zhiliang Fang held 1,916,666 shares of stock” and your disclosure on page 51 that Mr. Zhiliang Fang was issued “3,840,000” shares on December 30, 2013. The table on page 7 that indicates that Mr. Zhiliang Fang owned 3,840,000 shares as of December 30, 2013.  It does not appear that the shares held by Mr. Zhiliang Fang prior to the Fanwei Hengchang acquisition are included in the table on page 7. Please advise or revise.

Response to Comment 1

When the Staff has completed its review of our responses to the Staff’s comments, we will file a second amendment to the 8-K in which we will modify the table on page 7 to show that:

•
Zhiliang Fang was, on December 30, 2013, the beneficial owner of 8,956,667 shares of our common stock, representing 26.0% of the outstanding shares. The shares beneficially owned by Mr. Fang included 3,200,000 shares owned of record by Jinxiang Fang, his wife.

•	The directors and officers as a group owned 12,092,666 shares (including Ms. Fang’s shares), representing 35.2%.

•	The number of shares issued and outstanding as of the Closing was 34,396,680.

Management’s Discussion and Analysis of Financial Condition, page 31

Results of Operations, page 35

Comparison of Years Ended August 31, 2013 and 2102

2.    We note your response to comment 18 from our letter dated January 7, 2014. We note that you have enhanced your financial statements disclosure to include a discussion of the impact of exchange rates on your sales and cost of sales. Please also enhance your disclosures in MD&A to discuss the impact of exchanges rates on your sales and cost of sales denominated in Renminbi. Please discuss and quantify the translation effects of changes in the value of the Renminbi against the U.S. dollar.

Response to Comment 2

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will add the following paragraph as the third paragraph on page 37:

Impact of Exchange Rates.  In preparing our financial statements for inclusion in our SEC filings, we translate the elements of our statement of income from Chinese Renminbi to U.S. Dollars using the average exchange rate during the reporting period.  Accordingly, our year-to-year comparisons may be influenced by changes in the average annual exchange rate, resulting in increases or decreases that do not reflect actual changes in operating results.  The following table shows the influence of variation in exchange rates on the comparison of our sales, cost of sales, and gross profit in fiscal year 2013 and fiscal year 2012 by presenting (a) the results as reported and (b) the results that would have been reported if there had been no decrease in the average exchange rate from fiscal year 2012 to fiscal year 2013.

	As Reported			Modified to a Uniform Exchange Rate
	FY 2013	FY 2012	% Change	FY 2013	FY 2012	% Change
Sales	$8,681,546	$6,470,510	34.2%	$8,567,108	$6,470,510	32.4%
COGS	5,106,967	3,956,620	29.1%	5,039,648	3,956,620	27.4%
Gross Profit	3,574,579	2,513,890	42.2%	3,527,460	2,513,890	40.4%

 The following table presents the same analysis, with respect to our results for the three month periods ended November 30, 2013 and November 30, 2012.

	As Reported			Modified to a Uniform Exchange Rate
	Q1 2014	Q1 2013	% Change	Q1 2014	Q1 2013	% Change
Sales	$1,932,378	$1,981,213	(2.5%)	$1,880,449	$1,981,213	(5.1%)
COGS	1,179,063	1,152,821	2.3%	1,147,378	1,152,821	(0.4%)
Gross Profit	753,315	828,392	(9.1%)	733,071	828,392	(11.6%)

Liquidity and Capital Resources, page 38

3.    We note your response to comment 23 from our letter dated January 7, 2014. Please expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for accounts receivables, advances to suppliers, inventory, and accounts payable. For example, you have indicated that inventory and accounts payable increased from year over year. However, you have not disclosed the reasons for the increase in inventory or the increase in accounts payable for the period presented. Please revise your disclosure accordingly.

Response to Comment 3

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will replace the first full paragraph on page 39 with the following text:

Operating activities

Cash provided by operating activities was $1,443,575 for the year ended August 31, 2013, as compared to $930,081 for the year ended August 31, 2012. Our operations provided cash in excess of our net income for the year ended August 31, 2013 primarily as a result of the $159,653 increase ~~decrease~~ in our trade accounts payable ~~and the $138,648 increase in our trade accounts receivable. There was no material change for other accounts. For the year ended August 31, 2012, the increase in our inventory caused a decrease of $209,655 in cash. The increase in accounts payable caused an increase in cash of $145,689. There was no material change for other accounts~~.  The $513,494 (55%) increase in cash provided by operations from 2012 to 2013 was primarily attributable to the $347,260 increase in our net income.  In addition, the increase in cash provided by operations was influenced by the following factors:

•
Increase in accounts receivable.  Our accounts receivable grew by $138,648 during fiscal 2013 and by only $65,705 during fiscal 2012.  The growth rate corresponded roughly to the growth in our revenue, as in both years our receivables represented slightly less than one month of sales.

•
Stability in advances to suppliers.  We have long maintained strong relationships with our suppliers, with the result that we are required to prepay only a nominal amount for our inventory:  $45,670 at August 31, 2013 and $40,380 at August 31, 2012. This combination of a low level of advances with the relatively rapid turnover of our accounts receivable affords us a beneficial level of cash flow.

•
Stability in inventory. We generally maintain an inventory of products equal to approximately one month of sales.  Since our sales in the fourth quarter of fiscal 2013 were approximately equal to our sales in the fourth quarter of fiscal 2012, our inventory at the end of each year was approximately the same.  As our sales grow in the future, our inventory levels are likely to increase accordingly.

•
Increase in accounts payable.  Our accounts payable are primarily due to our suppliers.  In general, our accounts payable will increase in proportion to our sales.  So as sales grew by 34% from fiscal 2012 to fiscal 2013, our accounts payable grew by 29%.

Cash provided by operating activities was $305,101 for the three months ended November 30, 2013, as compared to $187,014 provided during ~~for~~ the three months ended November 30, 2012. Our cash provided by operating activities was not ~~didn’t have~~ materially different~~ce~~ from ~~with~~ our net income for the three months ended November 30, 2013, due to the fact that there was no significant change in the components of our working capital during the quarter. In contrast, during the three months ended November 30, 2012, we expanded inventory and increased our accounts receivable substantially, with the result that cash provided by operating activities was only 57% of net income.   ~~However, due to the increase in our trade accounts receivable and inventories as a total of $562,500 and the decrease in our trade accounts payable of $339,307, the net effect caused the material difference between our net income and net cash provided by operating activities for the three months ended November 30, 2012.~~

Financial Statements – November 30, 2013

General

4.    We note your response to comment 31 from our letter dated January 7, 2014. It appears that your management does not have adequate U.S GAAP experience and knowledge. Please provide a risk factor that describes your lack of U.S. GAAP experience and knowledge and address the impact of this on your financial statements and your future compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Response to Comment 4

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will insert the following text at the bottom of page 25:

The lack of expertise in U.S. GAAP among the staff of our finance department could result in errors in our filings.

The books and records of Fujian Tianfeihong Wine Co. Ltd., our operating entity, are maintained in accordance with bookkeeping practices that are customary in China.  The financial statements of Fujian Tianfeihong Wine Co., Ltd. and Changshitong Information Consulting (Shenzhen) Co., Ltd. are prepared in accordance with accounting principles generally accepted in China.  The staff of our finance department, which prepares those financial statements, has extensive experience with Chinese GAAP, but very limited experience with U.S. GAAP.  Therefore, in order to file with the SEC consolidated financial statements prepared in accordance with U.S. GAAP, we have engaged an independent consultant who makes the adjustments to the financial statements of Fujian Tianfeihong Wine Co., Ltd. and Changshitong Information Consulting (Shenzhen) Co., Ltd. necessary to achieve compliance with U.S. GAAP, then performs the consolidation required to produce the consolidated financial statements of China Tianfeihong Wine, Inc.  Because that consultant, who is not present in our executive offices, is the only participant in the preparation of our financial statements possessing a familiarity with U.S. GAAP, there is a risk that the persons responsible for the initial classifications of the elements of our financial results will err in making those classifications, which will cause our reported financial statements to be erroneous.  Any such errors, besides being misleading to investors, could result in subsequent restatements, which could have an adverse effect on the perception of the Company among investors.

Our management has limited experience in managing and operating a public company. Any failure to comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our management has no experience managing and operating a public company and will rely in many instances on the professional experience and advice of third parties including our attorneys and accountants.  Few members of our middle and top management staff were educated and trained in the Western system, and we may have difficulty hiring new employees in the PRC with such training. As a result, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002, as amended. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with the U.S. Securities and Exchange Commission ("SEC") rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002, as amended. Failure to comply comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in developing of an active and liquid trading market for our common stock. To the extent that the market place perceives that we do not have a strong financial staff and financial controls, the market for, and price of, our stock may be impaired.

Financial Statements – August 31, 2013

1. Organization and Description of Business, page F-6

5.    We note your response to comment 34 from our letter dated January 7, 2014. Please expand your disclosures to discuss the $567,850 capital contribution in 2013 as reflected in your Consolidated Statements of Equity. Please disclose the facts and circumstances surrounding this transaction.

Response to Comment 5

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will insert the following text as the second paragraph on pages F-4 of the interim financials and F-6 of the audited financial statements:

Fujian Tianfeihong Wine Co., Ltd. was established in the PRC in April 2009 and, since that time, has carried on operations as a distributor of wine to retail establishments. The operations of Fujian Tianfeihong Wine Co., Ltd. were initially funded by its shareholders, Zhiliang Fang and Jinxiang Fang.  In particular, in October 2012 the shareholders contributed $567,850 to the registered capital of Fujian Tianfeihong Wine Co., Ltd., an amount which was in excess of the contribution to capital required by Chinese law. The 2012 contribution was made in order to demonstrate the financial strength of Fujian Tianfeihong Wine Co., Ltd. to potential suppliers and customers.

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-8

j. Cost of Goods Sold, page F-10

6.    We note your response to comment 37 from our letter dated January 7, 2014. With reference to ASC 605-50-45-3 and ASC 605-S99-1, please revise your accounting and disclosures to include the cost of gift sample products in cost of goods sold.

Response to Comment 6

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will include the cost of gift sample products in cost of goods sold.  The change will have the following effects on the statements of income:

	Year Ended Aug. 31, 2013		Year Ended Aug. 31, 2012
	As Reported	As Restated	As Reported	As Restated
Cost of Goods Sold	$ 5,106,967	$ 5,660,269	$ 3,956,620	$ 4,391,047
Gross Profit	3,574,579	3,021,277	2,513,890	2,079,463
Selling Expenses	1,442,307	889,005	987,440	553,013
Total Operating Expenses	1,738,148	1,184,846	1,167,339	732,912

	Quarter Ended Nov. 30, 2013		Quarter Ended Nov. 30, 2012
	As Reported	As Restated	As Reported	As Restated
Cost of Goods Sold	$ 1,179,063	$ 1,311,260	$ 1,152,821	$ 1,274,120
Gross Profit	753,315	621,118	828,392	707,093
Selling Expenses	329,734	197,537	305,910	184,611
Total Operating Expenses	377,007	244,810	378,834	257,535

We will also make the corresponding changes to the Management’s Discussion.

Pro Forma Financial Information

7.    We note your response to comment 45 from our letter dated January 7, 2014. It is unclear how you determined that the pro forma basic and diluted weighted average shares outstanding for the year ended August 31, 2013 and the three months ended November 30, 2013 was 2,396,680 shares. In this regard we note that China Tianfeihong Wine had 2,396,680 shares outstanding prior to its issuance of 32,000,000 shares in connection with its acquisition of Fanwei Hengchang. It would therefore appear that the 32,000,000 shares should be reflected in your determination of pro forma earnings per share for each period presented. Please advise or revise.

Response to Comment 7

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will revise the pro forma combined income statements by substituting the following data where indicated:

August 31, 2013

	China Tianfeihong Wine, Inc. September 30, 2013	Pro Forma combined
Basic & diluted earnings per share	(0.00)	0.04
Basic & diluted weighted average shares outstanding	34,396,680	34,396,680

November 30, 2013

	China Tianfeihong Wine, Inc. September 30, 2013	Pro Forma combined
Basic & diluted earnings per share	(0.00)	0.01
Basic & diluted weighted average shares outstanding	34,396,680	34,396,680

Security Ownership of Certain Beneficial Owners and Management, page 44

8.    We note your disclosure on page 51 that Jinxiang Fang, the wife of Zhiliang Fang, received 3,200,000 shares on December 30, 2013. As husband and wife, each spouse is deemed to be the beneficial owner of their spouse’s shares. Please explain why your beneficial ownership table on page 44 does not appear to include Mrs. Fang’s shares in Mr. Fang’s total beneficial ownership, or revise.

Response to Comment 8

When the Staff has completed its review, we will file a second amendment to the 8-K, in which we will revise the table on page 44 to include the same disclosure provided above in response to Comment 1.

Please note that we have engaged a new securities attorney.  Please direct any future inquiries or communications to our counsel:

Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533-1106
914-693-3026
914-693-1807 (fax)
robertbrantl@earthlink.net

Sincerely,
/s/ Zhiliang Fang
Zhiliang Fang
Chief Executive Officer